DONNE R M INERALS LTD.

                                                                                                Number: 002-04
Dated: February 9, 2004          TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL

$2.0 MILLION PRIVATE PLACEMENT

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd., announces that the Company has negotiated a non-brokered private placement in the amount of $2,000,000. These funds will be raised by the Company issuing a total of 12,500,000 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.20 for two years. A portion of the units will be flow through units.

Finder's fees may be payable in cash, shares or warrants with respect to certain private placement subscribers and in accordance with the policies of the TSX Venture Exchange.

Certain shareholders of the Company will be completing in the next two weeks arranged sales of 5 million shares through the facilities of the TSX Venture Exchange. The proceeds from these sales will be used to partially fund the private placement described above.

The Company has granted 3,700,000 incentive stock options to certain of its directors, officers and employees, exercisable at a price of $0.20 per common share for a period of two years.

The Company has also negotiated the re-pricing of 4,000,000 warrants currently exercisable at $0.44 per share until June 4, 2004 to $0.20 per share for the balance of the term. The terms of the warrants will also be amended, as required under TSX Venture Exchange policy, such that if the trading price of the Company’s shares exceeds $0.25 for ten consecutive trading days, the exercise period will be shortened to a period of 30 days.

All of the above is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"
Chief Executive Officer
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com